Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 17 DATED JUNE  20, 2018

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions.

Declaration of Distributions

On March 21, 2018, our board of directors authorized a daily cash distribution of $0.0012328767 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period commencing on April 1, 2018 and ending on June 30, 2018 (the “Distribution Period”). The distribution will be payable to the stockholders of record as of the close of business on each day of the Distribution Period. Our board of directors expects that the distributions will be paid on or before July 16, 2018.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning April 1, 2018 and ending June 30, 2018. The annualized distribution rate is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.